Filed by Polestar Automotive Holding UK Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Form F-4 File No. (333- )

Subject Companies:

Polestar Automotive Holding UK Limited

Gores Guggenheim, Inc.

(Commission File No. 001-40265)

Polestar funding announcement

Internal Q&A

Due to strict legal and regulatory requirements, Polestar employees and other representatives are instructed not to discuss Polestar’s proposed business combination in any public channels, including official and personal social media channels. Thomas Ingenlath is the only spokesperson for the company on this topic.

This includes:

-	No liking

-	No sharing

-	No retweeting

-	No commenting

The Q&A contained below are for internal reference ONLY.

Refer any queries to the global press release at

https://media.polestar.com/global/en/media/pressreleases/638625

Refer to the global PR & Comms team if you are unsure. If you receive queries from potential investors, refer to Investor Relations (bojana.flint@polestar.com).

Polestar employees

Q: What does this mean to me?

A: This is a recognition of the tremendous contribution you have made to get Polestar to where it is today. Our main task remains unchanged from the one outlined in our employee day last week. We must all continue to focus on the organisational and personal objectives that we have set out. Now more than ever, we need to deliver operational excellence and the growth that we have set out to achieve, whilst of course not compromising on outstanding service and experience for our partners and our customers.

Q: Are Polestar employees able to buy shares in Gores Guggenheim, Inc.?

A: The U.S. securities laws prohibit the trading of public securities while in possession of material non-public information. You should not buy or sell any shares of Gores Guggenheim, Inc. without the express prior approval of Anna Rudensjö (Polestar Legal).

Q: Can I share this news on my social media channels?

A: No. As representatives of the company, we must not speak publicly about this transaction in any channels. The proposed business combination falls under the remit of the Securities and Exchange Commission (the “SEC”) in the USA and as such there are serious legal and regulatory requirements around the communication of this news. While we understand that this is exciting news, we are instructed not to interact in social media regarding the proposed transaction.

This includes:

-	No liking

-	No sharing

-	No retweeting

-	No commenting

Q: Will employees receive shares in the company?

A: Polestar has agreed to adopt an incentive equity plan and employee share purchase plan in connection with the transaction with Gores Guggenheim, Inc. More information will be available at a later date as Polestar implements these programmes following the closing of the transaction which is expected in the first half of 2022 (subject to customary closing conditions).

Q: Will this affect my day-to-day life at Polestar?

A: This announcement should not significantly affect your day-to-day life as a Polestar. This is a recognition of the tremendous contribution you have made to get Polestar to where it is today. Our task remains unchanged from the one outlined in our employee day last week. We must all continue to focus on the organisational and personal objectives that we have set out. Now more than ever, we need to deliver operational excellence and the growth that we have set out to achieve, whilst of course not compromising on outstanding service and experience for our partners and our customers.

Q: If I get questions about future products and projects, what do I answer?

A: Our policy is to not comment publicly on future products or projects and this announcement does not change that. The One Voice should always be your first point of reference. If you are approached or asked for comment, please do not answer and direct the query to your local PR Manager.

Q: We have revealed our next 3 cars in teaser images as part of this news. What can we say about them?

A: As part of the SPAC business combination process, Polestar has shared information regarding business strategy and future products. This includes the confirmation that we plan to reveal one new car every year for the next three years, starting with Polestar 3 in 2022. Further details on these cars will be officially announced in due course. We will not be making further announcements now.

Q: Some information on the future cars is described in other official public documents relating to this news. What can I say publicly about future products?

A: We should not describe future products in detail outside of official channels.

Q: How does the Polestar organisation need to react to this news. Do we need to behave differently?

A: This announcement should not significantly affect your day-to-day life as a Polestar. This is a recognition of the tremendous contribution you have made to get Polestar to where it is today. Our task remains unchanged from the one outlined in our employee day last week. Now more than ever, we need to deliver operational excellence and the growth that we have set out to achieve, whilst of course not compromising on outstanding service and experience for our partners and our customers.

The SEC has strict guidelines governing publicity and solicitation. In light of these rules, we must not speak publicly about the process.

Q: Are we still employed by Polestar Performance AB or the relevant Polestar sales organisation in-market?

A: Yes, you are still employed by your existing Polestar organisation, depending on your location and local setup. The Polestar management team will continue to run the company with Thomas as CEO.

Polestar organization

Q: Is Thomas Ingenlath still the CEO?

A: Yes, Thomas Ingenlath and the existing management team will continue to run Polestar as before.

Q: How does this affect the Polestar Board?

A: Polestar has agreed to adopt a majority independent Board in connection with the business combination. We are working to finalise the membership of the Board.

Q: Will our global headquarters still be in Gothenburg?

A: Yes, the company’s global headquarters will remain in Gothenburg, at the affectionately named Polestar Cube.

Q: Does this have any implications for Polestar customers?

A: No – this will not affect Polestar customers and they can continue to enjoy their electric performance cars as before.

Q: What does this mean for Volvo Cars and Geely? What is the new ownership split?

A:

Assuming no redemptions of shares held by Gores Guggenheim, Inc.’s shareholders, Volvo Cars and PSD Investment Limited (an entity indirectly owned by Eric Li, Chairman of Geely Holding) are expected to hold approximately 94% of the post-transaction entity.

Q: Does this change any of our daily operations with Volvo Cars and our suppliers?

A: No, we will continue to operate in the same manner.

Q: Does the transaction change our company focus?

A: No, it does not – in fact, it will accelerate our strategy. Becoming a public company simply means that we will have more resources to invest in realising our mission.

Celebrity involvement

As part of the financial announcement, Leonardo DiCaprio has been named as an existing investor in Polestar.

Q: Does Leonardo DiCaprio own a part of the business?

A: Leonardo DiCaprio, actor and activist, is an existing investor in Polestar.

Financial elements

Q: What is a SPAC?

A: A special purpose acquisition company (SPAC) is a blank cheque corporation listed on a stock exchange with the purpose of acquiring a private company, thus making it public.

Q: Is Polestar now listed on a stock exchange?

A: No, Polestar has signed a definitive business combination agreement with Gores Guggenheim, Inc. with the aim to be listed on the Nasdaq in the first half of 2022 subject to approval by stockholders of Gores Guggenheim, Inc. and other customary closing conditions.

Q: When will Polestar be listed on the stock exchange?

A: Upon the successful closing of the proposed transaction, this is expected to be in the first half of 2022. The combined company will be named Polestar Automotive Holding UK Limited (“Polestar”) and is expected to be listed on the Nasdaq under the ticker symbol “PSNY”.

Q: What are the next milestones, following today’s announcement, ahead of listing?

A: With the Boards of Directors of both Polestar and Gores Guggenheim, Inc. unanimously approving the proposed transaction, the parties intend to file a registration statement and proxy statement with the United States Securities and Exchange Commission (SEC). We expect to complete the closing process, subject to customary closing conditions and the receipt of Gores Guggenheim, Inc. stockholder approval, in the first half of 2022, when the post-combination company “Polestar Automotive Holding UK Limited” is expected to become a public company and commence trading under the ticker “PSNY”.

Q: What is Polestar’s investment case?

A: At Polestar we believe that we have a very strong investment case, by nature of four distinguishing factors:

•	Our cars are on the road already

•	We have had a global footprint across 14 markets

•	We believe that we have unique operational capacity through manufacturing contracts with Volvo Cars and Geely

•	We operate in the fast-growing premium electric vehicle space

Q: Why will we apply to be listed on the Nasdaq and not on another exchange in Stockholm or Hong Kong, etc.?

A: The Nasdaq is the logical stock exchange for a technology focused electric vehicle company, giving us access to global investors with an interest in our sector and strategy.

Forward -Looking Statements

Certain statements in this communication (“Communication”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Gores Guggenheim, Inc. (“Gores Guggenheim”), Polestar Performance AB and/or its affiliates (the “Company”) and Polestar Automotive Holding UK Limited (“ListCo”). For example, projections of future Adjusted EBITDA or revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Gores Guggenheim and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to proposed business combination between Gores Guggenheim, the Company, ListCo and the other parties thereto (the “Business Combination”); (2) the outcome of any legal proceedings that may be instituted against Gores Guggenheim, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Gores Guggenheim, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) risks associated with changes in applicable laws or regulations and the Company’s international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the Company’s ability to maintain agreements or partnerships with its strategic partners Volvo Cars and Geely and to develop new agreements or partnerships; (13) the Company’s ability to maintain relationships with its existing suppliers and strategic partners, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (14) the Company’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (15) the Company’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (16) delays in the design, manufacture, launch and financing of the Company’s vehicles and the Company’s reliance on a limited number of vehicle models to generate revenues; (17) the Company’s ability to continuously and rapidly innovate, develop and market new products; (18) risks related to future market adoption of the Company’s offerings; (19) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (20) the Company’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to the Company by its partners in order for the Company to be able to increase its vehicle production capacities; (21) risks related to the Company’s distribution model; (22) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on the Company’s future business; (23) changes in regulatory requirements, governmental incentives and fuel and energy prices; (24) the impact of the global COVID-19 pandemic on Gores Guggenheim, the Company, the Company’s post business combination’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and (25) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Gores Guggenheim’s final prospectus relating to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021, and other documents filed, or to be filed, with the U.S. Securities and Exchange Commission (the “SEC”) by Gores Guggenheim or ListCo, including the Registration/Proxy Statement (as defined below). There may be additional risks that neither Gores Guggenheim, the Company nor ListCo presently know or that Gores Guggenheim, the Company or ListCo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Gores Guggenheim, the Company nor ListCo undertakes any duty to update these forward-looking statements.

Additional Information

In connection with the proposed Business Combination, (i) ListCo is expected to file with the SEC a registration statement on Form F-4 containing a preliminary proxy statement of Gores Guggenheim and a preliminary prospectus (the “Registration/Proxy Statement”), and (ii) Gores Guggenheim will file a definitive proxy statement relating to the proposed Business Combination (the “Definitive Proxy Statement”) and will mail the Definitive Proxy Statement and other relevant materials to its stockholders after the Registration/Proxy Statement is declared effective. The Registration/Proxy Statement will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of Gores Guggenheim stockholders to be held to approve the proposed Business Combination. This Communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or other investment decisions, securityholders of Gores Guggenheim and other interested persons are advised to read, when available, the Registration/Proxy Statement and the amendments thereto and the Definitive Proxy Statement and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Gores Guggenheim, the Company, ListCo and the Business Combination. When available, the Definitive Proxy Statement and other relevant materials for the proposed Business Combination will be mailed to stockholders of Gores Guggenheim as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the Registration/Proxy Statement, the Definitive Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, GGPI, the Company and Polestar assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of GGPI, the Company or Polestar give any assurance that either GGPI, the Company or Polestar will achieve its expectations.

Gores Guggenheim and certain of its directors and executive officers may be deemed participants in the solicitation of proxies from Gores Guggenheim’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in Gores Guggenheim is set forth in Gores Guggenheim’s filings with the SEC (including Gores Guggenheim’s final prospectus related to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021), and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the interests of such participants will be contained in the Registration/Proxy Statement for the proposed Business Combination when available.

The Company and ListCo, and certain of their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Gores Guggenheim in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the Registration/Proxy Statement for the proposed Business Combination when available.

No Offer and Non-Solicitation

This Communication relates to the proposed Business Combination. This document does not Communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or exchange, or thea solicitation of an offer to buy or exchange, anythe securities of Gores Guggenheim, the Company or ListCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.